UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72175 / May 16, 2014

ADMINISTRATIVE PROCEEDING
File No. 3-15872

In the Matter of 　　**TENNESSEE COMMERCE** 　　**BANCORP, INC.,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Tennessee Commerce Bancorp, Inc. ("Bancorp" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party , and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order") , as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that

      A.   <u>Tennessee Commerce Bancorp, Inc.</u>, (CIK No. 0001323033) is a Tennessee Corporation located in Franklin, Tennessee with a class of securities currently registered with the Commission pursuant to Section 12(g) of the Exchange Act. Bancorp was the bank holding company for the now defunct Tennessee Commerce Bank, which was closed on January 27, 2012 by the Tennessee Department of Financial Institutions, which appointed the Federal Deposit Insurance Corporation as receiver. Bancorp's shares were formerly listed on the NASDAQ exchange under the stock symbol "TNCC" before it was delisted on March 5, 2012. Currently, the common stock of Bancorp (TNCC: Grey Market) is traded on the over-the-counter markets, is not listed, traded or quoted on any U.S. stock exchange, has no market makers, and is not eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      B.   Bancorp has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since April 18, 2011, or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending June 30, 2011.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Jill M. Peterson
Assistant Secretary